Exhibit 99.1
GRAVITY REPORTS CONSOLIDATED FINANCIAL RESULTS FOR 2025
Seoul, South Korea, March 27, 2026 - GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or the “Company”), an online and mobile game developer and publisher based in South Korea, announces its consolidated financial results for the fiscal year ended December 31, 2025, prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea. Financial statements are available on Edgar at http://www.sec.gov.

REVIEW OF FINANCIAL RESULTS

Revenues and Cost of Revenues
Revenues for 2025 were KRW 560,548 million (US$ 388,043 thousand), representing a 11.9% increase from KRW 500,845 million for 2024.
Online game revenue increase by 17.3% to KRW 90,339 million (US$ 62,538 thousand) in 2025 from KRW 76,989 million in 2024. The increase in online game revenue was mostly due to initial revenues from Ragnarok Online America Latina launched in Latin America on May 28, 2025 and Ragnarok Zero launched in Taiwan, Hong Kong and Macau on July 3, 2025.
Mobile game revenue for 2025 was KRW 455,235 million (US$ 315,140 thousand), representing a 12.2% increase from KRW 405,676 million for 2024. This increase was mainly due to initial revenues from Ragnarok M: Classic which was launched in Southeast Asia on February 14, 2025 and in Taiwan, Hong Kong and Macau on April 16, 2025, and from Ragnarok X: Next Generation which was launched in North, Central and South America, Oceania, England, Portugal, Spain and Ireland on May 8, 2025. Such increase was partially offset by revenues from Ragnarok Origin in Southeast Asia, North, Central and South America, Taiwan, Hong Kong and Macau.
Other revenue was KRW 14,974 million (US$ 10,365 thousand) in 2025, representing a 17.6% decrease from KRW 18,180 million in 2024.
Cost of revenues was KRW 364,268 million (US$ 252,167 thousand) in 2025, representing a 18.7% increase from KRW 306,903 million in 2024. The increase in cost of revenues was mainly due to increased commission paid related to game services for Ragnarok M: Classic in Southeast Asia, Taiwan, Hong Kong and Macau.

As a result of the foregoing factors, gross profit for 2025 was KRW 196,280 million (US$ 135,876 thousand), representing a 1.2% increase from KRW 193,942 million for 2024.

Selling, General & Administrative Expenses (“SG&A”)
The Company’s total SG&A increase 8.8% to KRW 117,250 million (US$ 81,167 thousand) in 2025 compared with KRW 107,753 million in 2024. This increase in SG&A was mostly attributable to increased advertising expenses, salaries and commission paid.
Based on the foregoing factors, the Company recorded an operating income of KRW 79,030 million (US$ 54,709 thousand) in 2025, compared to an operating income of KRW 86,189 million in 2024.

Non-operating Income and Non-operating Expenses
Non-operating income for 2025 was KRW 11,909 million (US$ 8,244 thousand) compared with non-operating income KRW 20,158 million in 2024. This decrease in non-operating income was primarily due to decreased gain on foreign currency transaction and increased loss on an unrealized foreign currency.

Profit before income tax for 2025 was KRW 90,939 million (US$ 62,953 thousand), compared with profit before income tax of KRW 106,347 million in 2024.
Gravity recorded a net profit of KRW 67,309 million (US$ 46,595 thousand) in 2025 compared with a net profit of KRW 84,902 million in 2024.
The balance of cash and cash equivalents and short-term financial instruments was KRW 618,633 million (US$ 428,253 thousand) as of December 31, 2025.
Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the rate of KRW 1,444.55 to US$1.00, the noon buying rate in effect on December 31, 2025 as quoted by the Federal Reserve Bank of New York.